Alan I. Annex, Esq.
212-801-9323
annexa@gtlaw.com

November 13, 2007
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Elaine Wolff, Esq. Philip L. Rothenberg, Esq. Dan Gordon Eric McPhee

Re:	FX Real Estate and Entertainment Inc.
Pre-Effective Amendment No. 2 to
Registration Statement on Form S-1
File No. 333-145672

Ladies and Gentlemen:
          On behalf of FX Real Estate and Entertainment Inc., a Delaware corporation (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 2 (“Amendment No. 2”) to the Registrant’s Registration Statement on Form S-1 (No. 333-145672), originally filed with the Commission on August 24, 2007 and as amended by Amendment No. 1 thereto filed with the Commission on October 9, 2007 (the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.
          Amendment No. 2 responds to the comments heretofore received from the Commission’s staff (the “staff”) by a letter dated October 31, 2007 (the “Comment Letter”) with respect to the Registration Statement. In addition, Amendment No. 2 reflects revisions to the Sections of the Prospectus entitled “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Financial Statements” for inclusion of the Registrant’s and its predecessors’ operating and financial results for the period from May 11, through September 30, 2007 and the nine months ended September 30, 2007. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

          For the staff’s convenience, the staff’s comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. In addition, certain responses include page references to revised disclosure where the associated comment’s page reference is no longer accurate. For the further convenience of the staff, the Registrant has enclosed marked courtesy copies of Amendment No. 2 reflecting the cumulative revisions to Amendment No. 1.
General
1.	We note the provision of the supplemental materials pursuant to our request to provide support for factual assertions in the Prospectus and management’s assertions. Our prior comment, however, asked that you clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. The materials provided have not been clearly marked to highlight the relevant information. In addition, some of the tabbed pages (6,7,8 and 17) were empty. Please provide the requested information.

Enclosed herewith, the Registrant has provided copies of supplemental materials clearly marked to highlight the specific information it believes supports the factual statements in the Registration Statement.

2.	We have reviewed your response to comment number 2 and your analysis that the exchange should not be integrated because the exchange is “merely a condition precedent to effectuating this offering” and “is not a capital raising transaction.” However, since the purpose of this-IPO reorganization is to facilitate the IPO itself, the two offerings would not be considered to be undertaken for different purposes, although they may have different results. We note that in this case the exchange agreements were executed after the filing of this registration statement rather than in a transaction in which shareholders were irrevocably bound to exchange their shares in a private placement that had been completed prior to the filing of a registration statement. Accordingly, please provide us with a more robust analysis as to why you do not believe these offerings should be integrated.

The IPO-reorganization of FX Luxury Realty, LLC constituted an exchange that was completed prior to the initial filing of this Registration Statement and, as such, should not be integrated with this offering based on the staff’s interpretation of Rule 152’s non-integration safe harbor in the Black Box Incorporated no-action letter (publicly available June 26, 1990). In Black Box Incorporated, the staff indicated that a private placement had to be completed before the filing of a registration statement for Rule 152’s non-integration safe harbor to apply and that a private placement would be deemed completed if there are binding commitments subject only to conditions outside the investor’s control. Although the exchange agreement to effect the IPO-reorganization was executed after the initial filing of this Registration Statement, the exchange for the IPO-reorganization was deemed completed prior to the initial filing of this Registration Statement. Flag Luxury Properties, LLC and CKX, Inc. became irrevocably bound to complete such exchange for the IPO-reorganization on June 1, 2007 upon entry into the Membership Interest Purchase Agreement (previously filed as Exhibit 10.1 to the Registration Statement), pursuant to which CKX acquired 50% of the common membership interests in FX Luxury Realty. On June, 18, 2007, the parties amended the Membership Interest Purchase Agreement to obligate the CKX FXLR Stockholder Distribution Trust I and the CKX FXLR Stockholder Distribution Trust II to effect the exchange for the IPO-reorganization to the same extent that CKX was obligated to do so thereunder. The exchange agreement is the final legal instrument whereby the parties implemented the IPO-reorganization pursuant to a private placement they irrevocably obligated themselves to effect in June 2007. Consequently, the IPO-reorganization and this offering should not be integrated under Rule 152’s non-integration safe harbor.
Cover Page of the Prospectus
3.	You indicate that the date of the commencement of the proposed sale to the public is as soon as practicable after this registration statement becomes effective. On page 5, however, you note that the distribution will take place 20 days following effectiveness of the registration statement. Please advise or revise. Further, please tell us the business purpose for the 20 day waiting period and whether you have a right to not conduct the distribution during this period of time.

The Registrant has revised the language on the Front Cover Page to reflect the 20-day waiting period so that it is now consistent with page 5 of the Prospectus. The 20-day waiting period is necessary for two reasons. First, CKX is required to publicly announce the record date for the distribution at least 10 days in advance of the record date in accordance with Rule 10b-17 of the Securities Exchange Act of 1934 and The Nasdaq Stock Market’s listing requirements. Second, CKX’s transfer agent has advised CKX that it needs an approximate 10-day interval between the record date and the payment date for the distribution in order to properly identify the beneficial owners of CKX’s common and preferred stock who as of the record date hold their shares in street name (i.e., through brokers, dealers, financial institutions and other nominees) and make payment to such beneficial owners in a timely manner. CKX has advised the Registrant that it will set the record date and payment date for the distribution on the effective date of the Registration Statement. The Registrant is not aware of any requirement that the distribution be conducted during the 20-day period between the effective date of the Registration Statement and the planned payment date.

4.	We note your response to prior comment 5 that the consummation of the distribution will not cause CKX’s stockholders to cease being stockholders of CKX. However, in order for stockholders to understand the distribution will affect stockholders interests, the intention of CKX currently there is no mention on the cover that CKX intends to go private. Please revise to include this intention since although this distribution will occur regardless of whether the going private transaction will occur, this is a part of a series of transactions for purposes of going private and in fact a condition to going private and the value of the going private transaction is subject to the value of your stock.
The Registrant has revised the referenced disclosure as requested.
Questions and Answers About the Distribution, page ii
Q. Will the distribution impact my ownership of shares of CKX common or preferred stock?, page iii
5.	Please revise to describe “MBST.”

The Registrant has revised the referenced disclosure as requested.
Company Strategy, page 2
6.	In the last bullet point, you state that you intend to pursue an acquisition of Riviera Holding Corporation. Please succinctly provide additional detail here, and provide a more detailed description of your plan on page 44 under your heading “The Riviera.”

The Registrant has revised the referenced disclosure on page 2 and elsewhere in the prospectus to reflect that the Registrant does not currently have any definitive plans or agreements in place with Riviera Holdings Corporation with respect to an acquisition of Riviera, despite the Registrant’s continued efforts to explore such an acquisition. Due to the absence of any current specific plans, the Registrant is unable to provide any additional detail with respect thereto on page 2 or on page 46 under the heading “The Riviera.”
History of our Company and Background of the Distribution, page 3
7.	We note your additional disclosure regarding your licensing agreements with Elvis Presley Enterprises and Muhammad Ali Enterprises. Additionally, please disclose CKX’s percentage ownership in these two companies.

The Registrant has revised the referenced disclosure as requested on page 4.

8.	You disclose that on May 11, 2007, Flag Luxury Properties, LLC contributed its direct and indirect membership interests in the Metroflag entities to FX Luxury Realty, LLC. Please clarify whether this interest was 25% of the membership interests in the Metroflag entities, as disclosed on page F-40. If not, please clarify how Flag Luxury Properties, LLC, gained control of the 25% interest in the Metroflag entities owned directly and indirectly by Bret Torino Group at December 31, 2006.

The Registrant has revised the referenced disclosure as requested on pages 3 and 4.

Risk Factors, page 13
If we lose the services of our key personnel, including Robert F.X. Sillerman . . . page 19
9.	We note your amended disclosure in response to our prior comment. In addition, please also disclose the “certain” other executives on whom you depend. Please also disclose the fact that Mr. Benson will spend part of this time working for another company, as you have done on the bottom of page 81.

The Registrant has revised the referenced disclosure on page 20 to include reference to Mitchell Nelson, who is currently a director of the Registrant and is the Senior Vice President of Corporate Affairs of Flag Luxury Properties. The Registrant has not named any other executives at CKX as it is the Registrant’s position that while it will rely on members of the executive management teams of both CKX and Flag Luxury Properties, such reliance is not tied to the specific individuals serving in the executive management positions in question.

The Registrant has supplemented the disclosure on page 20 to reference that Mr. Benson’s employment agreement will permit him to spend a portion of his time on matters not pertaining to the Registrant’s business.
Our subsidiaries will need to recruit a substantial number of new employees . . . page 20
10.	Please amend the wording of your risk factor heading to indicate that both the need to recruit a substantial number of employees and that such employees may seek unionization could adversely affect you. Currently, the wording of the risk factor heading could be read to indicate that only unionization could harm you.

The Registrant has revised the referenced disclosure as requested on page 21.
At June 30, 2007, there are material weaknesses in internal control over financial reporting .... page 21
11.	Please revise your risk factor heading to state the specific risk to you (i.e., to specifically state how your material weaknesses in internal control over financial reporting could harm you and your shareholders).

The Registrant has revised the referenced disclosure as requested on page 22.
Risks Associated with Redevelopment of the Park Central Property, page 22
12.	We note your response to our prior comment. We note however, that the redevelopment of the Park Central Property, which you state is an essential component of your business plan, involves not just the construction of the physical buildings in the Park Central Property, but also the success of the operation of your hotel and casino. Therefore, please revise the language stating that these risks are not current risks.

The Registrant has revised the referenced disclosure as requested on page 23 to delete the language stating that these are not current risks.
Extensive state and local regulation, and licensing and gaming authorities ... page 23
13.	In our prior comment letter, we noted with respect to the redevelopment of the Park Central Property that you state that you do not anticipate making application for needed approvals and licenses in the immediate future and asked you to revise to disclose why you have not already applied for such approvals and licenses. You stated that you have revised the referenced disclosure as requested, but we only observed that the referenced statements were deleted. Please advise.

The Registrant has revised the referenced disclosure as requested on pages 24 and 25.
Certain provisions of Delaware law and our charter documents could discourage a takeover that stockholders may consider favorable, page 26
14.	Please revise to make this risk factor more concise, and move any additional information to another section of the Prospectus.

The Registrant has revised the referenced disclosure as requested on page 28.
The Company, page 33
General, page 33
15.	We note your response to our prior comment regarding obtaining adequate financing prior to commencing the redevelopment of the Park Central Property. Additionally, please disclose whether construction will begin for each of the three phases of this project before adequate financing for each phase has been obtained.

The Registrant has revised the referenced disclosure as requested on page 34.
Development Plans, page 36
16.	We note your response to our comment regarding your intention to develop an upscale hotel in partnership with “a five-star hotel operator.” Please disclose the fact that you have had informal discussions with a few five-star hotel operators but have not entered into any formal arrangements with any such operator.

The Registrant has revised the referenced disclosure as requested on page 37.

17.	We note your additional disclosure regarding the fact that your current operations do not generate sufficient revenue to support your redevelopment plans. Additionally, in light of the going concern opinion, please disclose how long you expect your current cash on hand will meet your cash requirements and whether you believe you will be required to raise additional funds in the next six months. Please refer to Regulation S-K, Item 101(a)(2)(B)(1). If such information is already included in the MD&A, please advise as to where it is included. We are aware of your general statement in the first paragraph on page 69 under “Liquidity and Capital Resources.”
The Registrant has revised the disclosure under “Liquidity and Capital Resources — Introduction” on page 70 to include the Registrant’s six-month capital needs as requested. The revised disclosure reads as follows:

Our current cash on hand is not sufficient to fund our current operations or to pay obligations that come due over the next six months, including paying the minimum annual guaranteed license fees under our Elvis Presley and Muhammad Ali-related license agreements, which are due on December 1, 2007, and our $23 million Riv loan which is due on December 15, 2007. Management intends to seek an extension for or alternative financing to replace the Riv loan which is due and payable on December 15, 2007. Management also intends to seek an extension of the license payments due to Elvis Presley Enterprises and Muhammad Ali Enterprises on December 1, 2007. If we are unable to restructure these obligations, we will be unable to service them when they come due. Even if we are able to restructure these obligations, we estimate that our current cash on hand will be insufficient to fund our working capital needs beyond February 2008. We intend to pursue the rights offering described elsewhere herein as a means of generating the capital needed to repay the Riv loan and to fund the minimum license fee payments, in addition to satisfying certain other obligations and working capital requirements. If we are unable to complete the rights offering, we will need to seek alternative financing to satisfy the aforementioned obligations and fund our working capital needs beyond February 2008. Our independent registered public accounting firm’s report dated August 23, 2007 in our consolidated financial statements on page F-2 includes an explanatory paragraph indicating substantial doubt as to our ability to continue as a going concern.
Hotel(s) at Graceland, page 41
18.	You disclose that the development of the Graceland master plan and the related hotels is an important part of your business plan and therefore your involvement in the planning and development of the master plan “may go beyond development of the aforementioned hotels.” Please describe how and in what capacity your involvement may increase.

The Registrant has revised the referenced disclosure as requested on page 42.
Muhammad Ali License Agreement, page 43
19.	In our prior comment letter, we noted that you reference Muhammad Ali-themed real estate and attraction based properties and asked you revise to provide more detailed disclosure of your business plan with respect to the rights you have to use Muhammad Ali-related intellectual property. You responded by stating that you have no current plans with respect to the use of Muhammad Ali-related intellectual property. Please disclose this.

The Registrant has revised the referenced disclosure as requested on page 45.

The Riviera, page 44
20.	We note your updated disclosure regarding your recent acquisition of additional shares in Riviera Holdings Corporation. Please disclose your current percentage ownership in Riviera Holdings Corporation, the percentage of shares that you are attempting to acquire through a merger, the total cost to you if you are successful at obtaining such shares at the price of $34 a share, how you plan to finance this acquisition and how this fits in with your overall strategy of redeveloping the Park Central Property. Please also update this section, if necessary, to reflect any additional developments or actions you have taken since the Clark County District Court’s ruling on August 22, 2007. Finally, please consider whether any agreements associated with your potential acquisition of Riviera Holdings Corporation need to be filed as material contracts pursuant to Regulation S-K, Item 601(b)(10) and whether there are any additional material risks associated with this acquisition which merit disclosure.

The Registrant has revised the referenced disclosure on page 46 to include its current percentage of ownership in Riviera Holdings Corporation. The Registrant has further revised the referenced disclosure to indicate that an acquisition of Riviera is independent of its strategy to redevelop the Park Central Property and it believes that an acquisition of Riviera would provide it with a competitive advantage in Las Vegas as an owner and operator of multiple gaming operations on the strip. Because the Registrant does not currently have any definitive plans or agreements in place with Riviera Holdings Corporation to acquire additional shares of Riviera Holdings Corporation, it has not disclosed the percentage of shares it may attempt to acquire or the total cost of or any plan to finance an acquisition. In addition, there are no related agreements that need to be filed as material contracts and there are no additional material risks that merit disclosure. The Registrant notes that there have been no additional material developments or actions taken by it beyond its acquisition of additional Riviera shares since the Clark County District Court’s ruling on August 22, 2007 that merit disclosure in Amendment No. 2. If additional material developments or actions occur prior to the effective date of the Registration Statement, the Registrant will make appropriate disclosure thereof in the Registration Statement.
Owner and Operator Licensing Requirements, page 46
21.	In our prior comment letter we issued the following comment: “Please disclose how much funds your casino will be required to hold in cash under Nevada Gaming law. Please refer to Regulation S-K, Item 101(c)(1)(vi).” You note that you have revised the referenced disclosure as requested, but we do not see these revisions. Please advise or revise.

The Registrant has revised the referenced disclosure as requested on pages 47 and 48.

Approval of Public Offerings, page 49

22.	We note your revisions to this section. Please also disclose any reasons that the

Nevada Gaming Commission may have for delaying or preventing issuers from proceeding with public offerings.
The Registrant has revised the referenced disclosure as requested on pages 50 and 51.
Competition, page 51
23.	In our prior comment letter we issued the following comment: “Please also provide additional details regarding the three new resorts that you mention will be opening in the next few years on or near the Las Vegas Strip.” You note your response that you have revised the referenced disclosure as requested, but we do not see these revisions. Please advise or revise.

The Registrant has revised the referenced disclosure as requested on page 53. In addition, the Registrant notes that it does not have any affiliation, other than the proposed Cirque du Soleil performance, with any of the three developments and thus is relying on publicly available information regarding such resorts.
Unaudited Pro Forma Condensed Combined Financial Information, page 54
Unaudited Pro Forma Condensed Combined Balance Sheet, page 57
24.	Please revise the presentation on the face of the balance sheet to associate specific notes with specific line items in the adjustments column. It is not clear from the current presentation which notes certain adjustments relate to.

The Registrant notes that Amendment No. 2 does not contain a pro forma balance sheet because the September 30, 2007 balance sheet reflects all of the transactions reflected in the prior June 30, 2007 pro forma balance sheet.

25.	Please clarify for us why you are adding the book value of the assets of Metroflag as of June 30, 2007 to arrive at your pro forma balance sheet.

As noted above, Amendment No. 2 does not contain a pro forma balance sheet because the Registrant’s September 30, 2007 balance sheet reflects all of the transactions reflected in the prior June 30, 2007 pro forma balance sheet as pro forma adjustments.

The Registrant had added the book value of the assets of Metroflag as a pro forma adjustment to the June 30, 2007 balance sheet to reflect the purchase of the remaining 50% of Metroflag that occurred on July 6, 2007 as if the transaction occurred as of June 30, 2007. Prior to July 6, 2007 the Registrant accounted for its investment in Metroflag under the equity method, because it did not have control of Metroflag.
1. Pro Forma Adjustments, page 60
26.	We note that you have allocated the entire purchase price of the remaining 50% interest in Metroflag to land. Please tell us how you considered cash and any other assets of value acquired in this transaction. Additionally, if you believe that the value of all assets acquired other than land are zero, please tell us why you have not recorded an impairment loss during the period ended June 30, 2007 for the value of all of the assets of Metroflag already recorded on you books, other than land.
The Registrant clarified the referenced disclosure to state that the company allocated the purchase price to the assets acquired and liabilities assumed. The purchase price allocation is based on an independent appraisal firm’s preliminary valuation report.
Management, page 76
27.	We note your response to our prior comments 65 and 66 regarding your management team. In your response, you state that the Management Chart and introductory language set forth therein is as of completion of the distribution. Please revise your disclosure so that it speaks as of the effective date of the registration statement, not upon completion of the distribution which is 20 days later.

The Registrant has revised the referenced disclosure on page 78 to speak as of the effective date of this Registration Statement as well as immediately following completion of the distribution. The Registrant deems it necessary to do so because its management will change significantly immediately following completion of the distribution. Specifically, immediately following completion of the distribution, Robert F.X. Sillerman will become the Registrant’s Chairman and Chief Executive Officer and Thomas P. Benson will become the Registrant’s Chief Financial Officer and a director, while Paul C. Kanavos and Mitchell J. Nelson will cease being directors of the Registrant.
Employment Contracts, page 80
28.	We note that the employment agreements of Messrs. Sillerman and Benson, your CEO and CFO, will not become effective immediately, but at certain dates in the future. Until these employment agreements with you are effective, you disclose that Messrs. Sillerman and Benson will provide their services as CEO and CFO, respectively, in furtherance of their obligations under the shared services agreement. First, please consider whether the fact that your CEO and CFO may not have effective employment agreements with you at the time the registration statement goes effective merits discussion as a risk factor. Second, as this discussion of the “shared service agreement” comes before the discussion of such agreements on page 92, it is confusing. Therefore, please move the discussion on page 92 under the heading “Shared Services Agreements” to a point before or near this discussion of employment contracts. Third, under your heading of “Shared Services Agreements,” please revise to indicate which employees this agreement (or these agreements, whichever is the case), refer to, and when such agreements will be executed. If such agreements are executed prior to the effectiveness of this registration statement, please consider whether they need to be filed as a material contract(s) pursuant to Regulation S-K, Item 601(b)(10).

As noted above in the Registrant’s response to Comment 27, Messrs. Sillerman and Benson will become members of the Registrant’s management immediately following completion of the distribution. We do not believe there is any risk related to the fact that the employment agreements for such individuals will not be effective as of the effective date of the Registration Statement. Such individuals will have signed and delivered their employment agreements at such time and will be obligated to serve in the referenced roles and capacities on behalf of CKX under the Shared Services Agreement as a result of their employment obligations to CKX.

The Registrant has moved the discussion regarding the Shared Services Agreements to immediately following the discussion of the employment contracts on page 84 as requested.

The Registrant has not added specific references to employees under the description of the Shared Services Agreements as the Registrant respectfully points out that the agreements are meant to provide access to overhead and manpower rather than being tied to specific individuals.

The Shared Services Agreements are substantially final subject to approval of the special committee and/or independent directors of the Registrant and CKX. The Registrant intends to file the definitive versions of these agreements as material agreements sufficiently in advance of effectiveness of the Registration Statement.

Description of Certain Indebtedness, page 88
Credit Facilities, page 88
29.	In our prior comment letter we issued the following comment: “Please revise to include this discussion in your MD&A and eliminate any duplication.” You note that you have revised the referenced disclosure as requested to include this disclosure in MD&A and eliminate the duplication, but we do not see these revisions. Please advise or revise.

The Registrant’s credit facility is described in Description of Certain Indebtedness on page 91. Related party indebtedness is described in Certain Relationships on pages 95 and 96. In MD&A, the Registrant’s debt structure is described in Liquidity and Capital Resources on pages 70 and 71. The Registrant respectfully believes that this disclosure is appropriate in each such instance under the applicable disclosure requirements of Regulation S-K.

30.	We note your response to our prior comment regarding the construction loan, as well as your revised disclosure. In addition, please disclose that the lender and terms for such loan have not yet been determined. Also, please revise such disclosure if the lender and terms of such loan are determined prior to the effective date of the registration statement.

The Registrant has revised the referenced disclosure as requested on page 92.
Shared Services Agreement, page 92
31.	We note your response to our prior comment regarding entering into shared services agreements with CKX and Flag Luxury Properties. As you state that these agreements will be entered into shortly following the filing of Amendment No. 1, please update this disclosure when the terms of such agreements are finalized.

The Registrant will update this disclosure prior to the effective date of the Registration Statement.
Employee Relationships, page 94
32.	We note your response to our comment regarding Dayssi Kanavos and your amended disclosure. In addition, please describe what kind of services you expect Ms. Kanavos to provide to you and in what capacity she will be providing these services.

The Registrant has revised the referenced disclosure as requested on page 97.

FX Luxury Realty, LLC
Ownership of FXLR, page F-7
33.	We have reviewed your response to comment #82. Please tell us who the owners of Flag Luxury Properties, LLC and FX Luxury Realty, LLC were immediately prior to the transaction between the two entities on May 11, 2007, and what each owner’s percentage interest was in each respective entity. If a group of shareholders did own more than 50% of the voting interest in each entity, tell us whether or not contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists, as described in paragraph 3 of EITF 02-25. Based on the disclosure in your filing, it does not appear paragraph D11.a of SFAS 141 would apply to this transaction since Flag did not own any interest in FXLR until this transaction occurred.

FX Luxury Realty, LLC (“FXLR”) was formed by Flag Luxury Properties (“Flag”) on April 13, 2007. Immediately prior to the contribution of the Metroflag interests on May 11, 2007, FXLR had no assets or operations and was owned 100% by Flag. Flag, in turn, was owned by a number of individual investors, with Messrs. Sillerman, Kanavos and Torino collectively owning approximately 90%. Due to Flag’s 100% ownership of FXLR at the time of the transaction, the Registrant accounted for it as a transaction among entities under common control, as described in paragraph D11.a of SFAS 141. As Flag owned 100% of the interest in FXLR at the time of the transaction, we believe paragraph 3 of EITF 02-5 is not applicable.

34.	Tell us how the purchase by FXLR of the 50% interest in Metroflag was recorded on the balance sheet of FXLR at the date of the transaction, and how the amounts recorded were calculated. Additionally, tell us what subsequent changes were made to the Investment in Metroflag line item on the balance sheet between May 11, 2007 and June 30, 2007.

On May 11, 2007 Flag Luxury Properties contributed all of its membership interests in the subsidiaries which directly owned a 50% equity interest in Metroflag to FXLR in exchange for membership interests in such subsidiaries. This contribution was recorded at historical cost because it was a transaction between entities under common control, as described in paragraph D11.a of Statement of Financial Accounting Standards (SFAS )No. 141, Business Combinations, because Flag Luxury Properties chartered a newly formed entity (FXLR) and then transferred some or all of its net assets to that newly chartered entity.

Upon CKX’s investment in FXLR on June 1, 2007, FXLR recorded its assets and liabilities at fair value in accordance with SFAS No. 141 and stepped-up the basis from historical cost to fair value for the portion of assets acquired and liabilities assumed based on the percentage interest acquired. The fair value of assets acquired and liabilities assumed reflected the estimated fair values based on a preliminary valuation report from an independent appraisal firm.

For the period May 11, 2007 to July 5, 2007, the Registrant accounted for its investment in Metroflag under the equity method because it did not have control with its then 50% ownership interest. Except for the transactions noted above, the only other changes to the investment balance during the period were the Company’s recognition of its equity in the losses recorded by Metroflag.

35.	You disclose that on June 1, 2007, Flag Leisure Group, LLC sold FXLR all of the membership interests in RH1, LLC. Additionally, you disclose that on that date Flag Luxury Properties, LLC, sold all of its membership interests in Flag Luxury Riv, LLC, to FXLR. Please tell us what consideration FXLR issued in connection with these two purchase transactions. Additionally, tell us whether either of these transactions was accounted for as a transfer between entities under common control.

These transactions were accounted for as transactions under common control, as described in paragraph D11.a of SFAS No. 141, Business Combinations, because Flag Luxury Properties, LLC chartered a newly formed entity (FXLR) and then transferred some or all of its net assets to that newly chartered entity. Flag Leisure Group is the managing partner of Flag Luxury Properties, and along with FXLR, were entities under common control

The Registrant has supplemented its disclosure under “Footnote 2. Organization and Background — Formation of the Company” on Page F-8 to include the following:

These transactions were accounted for as transaction between entities under common control.

The total consideration for these transactions was $21.8 million paid in cash, a note for $1.0 million and additional contributed equity of $15.9 million for a total of $38.7 million. Historical cost for these acquired interests equals fair values because the Riviera securities comprised available for sale securities and a derivative instrument that are required to be reported at fair value in accordance with generally accepted accounting principles.

The Repurchase Agreement and Contingently Redeemable Members’ Interest, page F-8
36.	Please summarize for us the terms of the repurchase agreement, including what events would trigger the agreement, what parties would be liable, how the 18 million shares expected to be subject to the agreement was calculated, and an example of how the agreement would work assuming a triggering event occurs.

The Registrant has revised the referenced disclosure as requested on pages F-11 and F-12.

37.	You state that as a result of the CKX investment and the purchase of the entities that own the Riv Shares and the Riv Option on June 1, 2007, FXLR revalued its assets and liabilities in accordance with SFAS 141. Please clarify for us what paragraphs of SFAS 141 you relied upon to determine this accounting was appropriate.

The Registrant has revised the referenced disclosure on page F-8 as follows:

As a result of the CKX investment on June 1, 2007, FXLR recorded its assets and liabilities at fair value in accordance with Financial Accounting Standards (“SFAS”) No. 141: Business Combinations and stepped-up its basis from historical cost to fair value for the portion of assets acquired and liabilities assumed based on the percentage interest acquired.

We considered paragraph 4, 5, 9, and 14 of SFAS 141 with respect to the general concepts, scope and method of accounting. In addition, we considered paragraph 35 with respect to allocating the cost of an acquired entity to assets acquired and liabilities assumed.
Part II. Information Not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules, page II-2
38.	Please file a consent of Paul Kanavos.

The Registrant has filed a consent for Mr. Kanavos as an exhibit to Amendment No. 2. The Registrant notes that Mr. Kanavos, in his capacity as President and Director, is a signatory to the Registration Statement.

39.	Please also advise whether you plan to file the distribution trust agreements as material contracts, and if not, please tell us why.

As requested, the Registrant has filed each of the distribution trust agreements as exhibits to Amendment No. 2.
*******
          The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.
          Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 2, please do not hesitate to contact the undersigned by telephone at (212) 801-9323 or Andrew E. Balog at (305) 579-0642.
          Thank you, in advance, for the Staff’s prompt attention to this filing.

Very truly yours,

/s/ Alan I. Annex

Alan I. Annex

cc:	Robert F.X. Sillerman Howard J. Tytel, Esq. Mitchell J. Nelson, Esq. Jason K. Horowitz, Esq. Andrew E. Balog, Esq.